

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

      Re: SL Green Realty Corp.
               Form 10-K
               Filed February 27, 2013
               File No. 001-13199

               SL Green Operating Partnership, LP
               Form 10-K
               Filed March 4, 2013
               File No. 333-167793-02

Dear Mr. Mead:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel L. Gordon

               Daniel L. Gordon
               Branch Chief